
RECEIVED
MAR 2007
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07001907

SECURITI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Fifth Avenue
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kikis (212)231-4103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One, Ste. 1002	Iselin,	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas P. Kikis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas P. Kikis
Signature

President
Title

DANA FOGG
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FO6102832
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES DEC. 8, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Arcadia Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of **Arcadia Securities LLC** (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 9, 2007

ARCADIA SECURITIES LLC

DECEMBER 31, 2006

TABLE OF CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Members of
Arcadia Securities LLC

We have audited the accompanying statement of financial condition of **Arcadia Securities LLC,** as at December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting, accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Arcadia Securities LLC** as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
February 9, 2007

ARCADIA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS		
Cash	$ 16,474	
Securities owned, at market value	1,022,736	
Receivable from clearing broker	1,254,771	
Property and equipment, net of accumulated depreciation and amortization of $47,389	81,702	
Other assets	5,364	
Total assets		$2,381,047

LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable, accrued expenses, and income taxes payable	$ 351,984
Members' equity	2,029,063
Total liabilities and members' equity	$2,381,047

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions	$2,321,636	
Net gain from principal transactions	618,763	
Interest, dividend and other income	70,684	
Rental income	101,500	
Total revenue		$3,112,583
Expenses:		
Communications	67,753	
Compensation, payroll taxes and benefits	1,095,616	
Registration and regulatory fees	6,391	
Office	40,523	
Occupancy	314,890	
Professional fees	53,254	
Depreciation and amortization	13,258	
Floor brokerage, exchange and clearance fees	313,462	
Travel and entertainment	127,573	
Postage	4,109	
Subscriptions	6,177	
Memberships	4,325	
Other	8,012	
Unincorporated business taxes	40,063	
Total expenses		2,095,406
Net income		$1,017,177

The accompany notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

Balance, beginning of year	$1,391,886
Net income	1,017,177
Less: Distributions to member	(380,000)
Balance, end of year	$2,029,063

The accompany notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income		$1,017,177
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 13,258	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from clearing dealer	(972,747)	
Securities owned, at market value	212,310	
Other assets	2,176	
Accounts payable and accrued expenses	189,806	
Total adjustments		(555,197)
Net cash provided by operating activities		461,980
Cash flows used in investing activities:		
Purchases of property and equipment		(87,398)
Cash flows used in financing activities:		
Distributions to member		(380,000)
Net decrease in cash		(5,418)
Cash – beginning of year		21,892
Cash – end of year		$ 16,474

Supplemental schedule of cash flow information:	
Cash paid during the year for:	
Unincorporated business taxes	$ 36,924

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Arcadia Securities LLC (the "Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

1. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from estimates.

c) Concentration of Credit Risk

Financial Instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

ARCADIA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Summary of Significant Accounting Policies (Continued)

e) Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

f) Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis primarily over an estimated useful life of five years.

g) Income Taxes

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences arise from. The differences are primarily due to the use of the cash method for income tax reporting. Deferred taxes payable was $2,455 at December 31, 2006.

The Company files its tax returns as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income.

2. Securities Owned, At Market Value

Marketable securities owned at market value consist primarily of U.S. Corporate stocks and mutual funds.

3. Property and Equipment

Property and equipment consist of the following:

Computer equipment	$ 41,693
Furniture and fixtures	44,587
Leasehold improvements	42,811
	129,091
Less: Accumulated depreciation and amortization	(47,389)
	$ 81,702

Depreciation and amortization expense for the year ended December 31, 2006 was $13,258.

4. Net Capital Requirement

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital, as defined, of $1,853,128, which was $1,753,128 in excess of its required net capital of $100,000.

5. Off-Balance-Sheet Risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

6. Occupancy Costs

The Company leases its office space under an operating lease which expires on April 30, 2012. The lease contains escalation provisions for increases in operating expenses and real estate taxes. The lease may be cancelled by the Company effective June 1, 2009, by a payment of $157,080 and plus reimbursement of the landlord's brokerage commission and legal fees. In addition, the Company is contingently liable under a letter of credit in the amount of $179,928 in favor of the landlord. The letter of credit is secured by a cash time deposit account owned by a member of the Company. Monthly minimum rental payments are $29,988 through May 31, 2009 and $31,892 thereafter.

Future minimum lease payments are as follows:

Year	Amount
2007	$ 359,856
2008	359,856
2009	375,088
2010	382,704
2011	382,704
thereafter	127,568
Total	$1,987,776

For the year ended December 31, 2006, occupancy costs including utilities aggregated $314,890.

7. Rental Income

The Company subleases a portion of its space under cancelable leases at monthly rentals aggregating $19,750.

ARCADIA SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Total members' equity		$2,029,063
Deduct non-allowable assets:		
Fixed assets and leasehold improvements, net	$ 81,702	
Other assets	5,364	
		87,066
Net capital before haircuts on securities		1,941,997
Haircuts on securities:		
Corporate stocks	58,573	
Mutual fund	44,315	
		102,888
Net capital		$1,839,109
Aggregate indebtedness:		
Accounts payable, accrued expenses, and income taxes payable		$ 351,984
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital)		$ 100,000
Excess net capital		$1,739,109
Percentage of aggregate indebtedness to net capital		19.14%

The following is a reconciliation between the computation of net capital presented above and the computation of net capital reported in Company's unaudited Form X-17A-5 Part IIA filing as of December 31, 2006.

Original net capital reported	$1,853,128
Audit adjustment to accrued rent expense	(14,019)
Net capital per above	$1,839,109

END